NICHOLAS-APPLEGATE EQUITY & INCOME CAPTURE FUND

January 18, 2007

Amendment No. 1 to Agreement and Declaration of Trust

Certificate and Instrument of Amendment

The undersigned, being the sole trustee of Nicholas-Applegate Equity & Income Capture Fund (the “Trust”), an unincorporated voluntary association organized and existing under and by virtue of the laws of The Commonwealth of Massachusetts, does hereby adopts the following resolutions pursuant to Article IX, Section 7 of the Agreement and Declaration of Trust of the Trust dated December 14, 2006 and in lieu of a special meeting of the sole trustee:

RESOLVED:	Article I, Section 1 of the Agreement and Declaration of Trust is hereby amended by deleting Section 1 and substituting therefore the following:

This Trust shall be known as “Nicholas-Applegate Equity & Convertible Income Fund” and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine.

Amendment and Restatement of the Bylaws of the Trust

The undersigned, being the sole trustee of the Trust, does here adopt the following resolution pursuant to Article 11, Section 11.1 of the Bylaws of the Trust, and in lieu of a special meeting of the sole trustee:

RESOLVED:	The Bylaws of the Trust are hereby amended and restated, in the form attached hereto as Exhibit A, to reflect the change in name of the Trust to Nicholas-Applegate Equity & Convertible Income Fund.

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IN WITNESS WHEREOF, the undersigned has executed this instrument as of the date first set forth above.

/s/ Brian S. Shlissel
Brian S. Shlissel
Sole Trustee